UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM AND WESFARMERS ANNOUNCE FINAL INVESTMENT DECISION FOR MT HOLLAND LITHIUM EXPANSION PROJECT

Santiago, Chile – July 21, 2026 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A), together with Wesfarmers Limited (ASX: WES), announces the joint approval of the final investment decision to expand the Mt Holland lithium project. The expansion encompasses the mine, concentrator and a new integrated ore sorting facility, and will double spodumene concentrate production and lower unit operating costs.

Covalent Lithium, the joint venture company owned by SQM and Wesfarmers, has completed a definitive feasibility study for the expansion project, which will increase nameplate spodumene concentrate production from approximately 380,000 tonnes per year to 760,000 tonnes of lithium concentrate at 5.5% Li₂O per year on a 100 per cent basis.

Construction of a second concentrator is expected to commence in the second half of year 2027, with the first spodumene concentrate production volumes from the expansion expected in the first half of year 2030. SQM's share of capital expenditure for the project is estimated to be between US$450 million and US$500 million[1] in nominal terms. The necessary government and regulatory approvals have either been secured or are underway.

The expansion provides optionality to supply any future potential expansion of downstream processing at Covalent Lithium's Kwinana refinery or selling the expanded production volumes as spodumene concentrate.

Ricardo Ramos, CEO of SQM commented, “We are very pleased with the board’s decision to expand the Mt. Holland project, and we look forward to continuing to grow this operation alongside our partner Wesfarmers. Over the past five years, Covalent Lithium has proven itself as a world-class, integrated lithium business — the mine and concentrator are operating at full capacity and delivering competitive costs, and this expansion is the natural next step to maximise the value of what we have built together.”

He added, “The long-term fundamentals for lithium demand remain very strong. We continue to see robust growth in demand for high-quality spodumene concentrate driven by the global energy transition, and Mt. Holland is ideally positioned to meet that demand at competitive costs. Doubling our production capacity will further strengthen our position on the global cost curve.”

[1] The project estimate excludes life of mine capital expenditure.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, iodine, and potassium nitrate markets.

For further information, contact:

Gerardo Illanes: gerardo.illanes@sqm.com
Isabel Bendeck: isabel.bendeck@sqm.com
Megan Suitor: megan.suitor@sqm.com

Media contacts:

Lithium Division: Ignacia Lopez / ignacia.lopez@novandino.com
International Lithium Division: Gonzalo Colazo / gonzalo.colazo@sqm.com
Iodine - Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: July 21, 2026	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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